Exhibit 3

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

DANIEL TAYLOR, individually and on behalf of

all those similarly situated,                                                                     C. A. No. 20266-NC

Plaintiff,

v.

SALIX PHARMACEUTICALS, LTD., ROBERT

P. RUSCHER, CAROLYN J. LOGAN, JOHN F.

CHAPPELL, THOMAS W. D’ALONZO, and

RICHARD A. FRANCO,

Defendants.

COMPLAINT

Plaintiff, by and through counsel, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

THE PARTIES

1.    Plaintiff Daniel Taylor (“plaintiff’) is the owner of common stock of Salix Pharmaceuticals, Ltd. (“Salix” or the “Company”) and has been the owner of such shares continuously since prior to the wrongs complained of herein.

2.    Defendant Salix is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located in Raleigh, North Carolina. Salix is a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal diseases.

3.    Defendant Robert P. Ruscher (“Ruscher”) is and at all times relevant hereto has been Chairman of the Board of Directors of Salix. Ruscher formerly served as the Company’s President and Chief Executive Officer from November 1999 until July 2002.

4.    Defendant Carolyn J. Logan (“Logan”) is and at all times relevant hereto has been President, Chief Executive Officer and a director of Salix.

5.    Defendants John F. Chappell, Thomas W. D’Alonzo and Richard A. Franco are and at all times relevant hereto have been directors of Salix.

6.    The defendants referred to in paragraphs 3 through 5 are collectively referred to herein as the “Individual Defendants.”

7.    The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Salix, and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

CLASS ACTION ALLEGATIONS

8.    Plaintiff brings this action individually and as a class action, pursuant to Court of Chancery Rule 23, on behalf of the public shareholders of Salix common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

9.    This action is properly maintainable as a class action.

10.    The Class is so numerous that joinder of all members is impracticable. As of April 9, 2003, there were approximately 17.9 million publicly held shares of Salix common stock outstanding.

11.    There are questions of law and fact which are common to the Class, including, inter alia, the following:

(a)    whether defendants have improperly engaged in a course of conduct designed to benefit themselves at the expense of Salix public stockholders;

(b)    whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; and

(c)    whether plaintiff and the Class will be irreparably damaged by the acts complained of herein.

12.    Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

13.    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

14.    Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Axcan’s Interest in Salix

15.    Axcan Pharma Inc. (“Axcan”) is a Canadian corporation with its principal offices in Quebec, Canada. Axcan is a leading specialty pharmaceutical company that develops, manufactures, markets and distributes a broad line of gastrointestinal products.

16.    Over the years, Axcan has had several general discussions with Salix concerning a potential business combination involving the two companies. In light of the recent consolidation trend in the pharmaceutical industry, Axcan’s interest in acquiring Salix has intensified.

17.    In discussions between the two companies during mid-2002 through early 2003, defendant Ruscher made it very clear that if the combined business were to be based in Canada, Salix was not interested in any such combination with Axcan.

18.    On January 24, 2003, Leon F. Gosselin (“Gosselin”), Axcan’s President and CEO, sent a memorandum (the “January Memo”) to Ruscher, stating that the “possibility of combining our respective businesses” is a “very high priority to Axcan.” In the January Memo, Gosselin expressed a list of advantages of combining the two companies, including: (i) increased market capitalization, (ii) increased shareholder base, float and trading volumes; (iii) increased revenue base; (iv) continued profitability; (v) greater potential for short-term and medium-term growth; (vi) expanded and highly motivated sales force; and (vii) increased research and development activities.

19.    A meeting of members of Axcan and Salix management was scheduled for January 30, 2003. On January 27, however, Ruscher abruptly canceled the meeting, later explaining that the Salix Board believed that the Company was undervalued and that he still had concerns about the nationality of a combined company.

20.    Axcan representatives have attempted to engage Salix in merger discussions for some time. Salix has completely refused to consider discussions regarding combining the two companies.

Axcan Commences a Tender Offer for Salix

21.    On April 10, 2003, Axcan commenced a tender offer pursuant to which is seeks to acquire all of the outstanding common stock of Salix for $8.75 per share in cash (the “Tender Offer”). The $8.75 offer price represents a 20% premium to Salix’s closing price the day before the announcement of the Tender Offer, a 40% premium over Salix’s latest thirty trading day average market price, and a 47% premium over the Company’s latest sixty trading day average.

22.    In addition, Axcan has publicly indicated that it will soon be filing preliminary solicitation materials in connection with its solicitation of proxies so that, at the annual meeting scheduled for June 19, 2003 (the “Annual Meeting”) or at a special meeting called by stockholders, the Individual Defendants may be removed from the Salix Board and individuals nominated by Axcan may be elected to the Board.

The Salix Rights Plan

23.    On January 10, 2003, in the midst of the discussions between Axcan and Salix representatives, the Salix Board adopted a rights agreement (the “Rights Agreement” or the “poison pill”) which effectively precludes consummation of the Tender Offer, unless redeemed or amended by Salix’s Board.

24.    Pursuant to the terms of the Rights Agreement, the Rights are distributed and become exercisable for one one-hundredth of a share of Salix’s Series A Junior Participating Preferred Stock (the “Preferred Shares”) at a price of $100 either (i) after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 20% or more of Salix common stock; or, if earlier, (ii) the tenth business day after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an Acquiring Person.

25.    The consequences of a person or group becoming an Acquiring Person are two-fold: (1) If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may purchase Preferred Shares with a market value equal to twice the exercise price of the Rights (the “Flip In”); and (2) If Salix is later acquired in a merger or similar transaction, all holders of Rights except the Acquiring Person may purchase shares of the acquiring corporation with a market value equal to twice the exercise price of the Rights, based on the market price of the acquiring corporation’s stock prior to such merger (the “Flip Over”).

26.    Axcan launched the Tender Offer on April 10, 2003 and acceptance of shares tendered pursuant to the Tender Offer will result in it becoming an Acquiring Person under the Rights Agreement; will make the Rights exercisable for Preferred Shares at a discount of 50% of their market value, will make the Tender Offer economically infeasible for Axcan to accomplish, and will deprive Salix’s stockholders of the ability to tender their shares unless the Salix Board redeems the Rights or amends the Rights Agreement to make it inapplicable to the Tender Offer.

27.    The Individual Defendants, by preventing, and continuing to prevent, Salix shareholders from receiving the benefits of the Tender Offer, have breached their fiduciary duties owed to plaintiff and the Class.

COUNT I

BREACH OF FIDUCIARY DUTY

28.    The Individual Defendants were and are under a duty:

a.	to act in the interests of the equity owners;

b.	to undertake an appropriate evaluation of the Company’s net worth as a merger/acquisition candidate; and

c.	to act in accordance with their fundamental duties of due care and loyalty.

29.    By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in Salix.

30.    By reason of the foregoing acts, practices and course of conduct, including their outright refusal to enter into any negotiations or discussions with Axcan, the Individual Defendants have breached their fiduciary obligations to plaintiff and the other Salix public stockholders.

31.    The Individual Defendants have refused to enter into any negotiations with Axcan in an attempt to entrench themselves in their positions with the Company and to protect their substantial salaries and prestigious positions. The Individual Defendants’ placement of their own interests ahead of the interests of Salix’s shareholders is in direct violation of their fiduciary duties.

32.    As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class will be prevented from obtaining appropriate consideration for their shares of Salix’s common stock.

33.    Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and prevent the Class from receiving its fair share of Salix’s valuable assets and businesses.

34.    Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against defendants as follows:

1.    Declaring that this action is properly maintainable as a class action and appointing plaintiff as class representative;

2.    Directing the Individual Defendants to exercise their duty of care by giving due consideration to any proposed business combination that would maximize the Company’s shareholder value;

3.    Directing the Individual Defendants to adequately ensure that no conflicts of interest exist between the Individual Defendants and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Salix’s public stockholders;

4.    Preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with any action that will entrench the defendants to the detriment of maximizing the value of the public stockholders;

5.    Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees;

6.    Granting such other and further relief as this Court may deem just and proper.

DATED:        April 17, 2003

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By:	/s/ CARMELLA P. KEENER
919 Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433 Attorneys for Plaintiff

Of Counsel:

SCHIFFRIN & BARROWAY, LLP

Three Bala Plaza East, Suite 400

Bala Cynwyd, PA 19004

(610) 667-7706